IN MEDIA CORPORATION
4920 El Camino Real, Suite 100
Los Altos, CA 94022

July 13, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: In Media Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2110
         Filed March 31, 2011 File number: 333-146263

Dear Sir,

We attach our responses to your second comments on our Form 10-K for the year ended December 31, 2010 as delivered by fax letter on June 15, 2011. Our responses are numbered to match the comment number listed in that fax letter.

1. GENERAL

Subject to your acceptance of our responses we will file an amended Form 10-K where indicated incorporating the disclosures discussed in these responses which will also be included in our future filings.

2. PRODUCTS, PAGE 4

Because of the limited funding and resources of IN Media Corporation, we have relied on support and services provided by third parties, and in particular by Numerity Corporation which has been established for longer, and has more resources than IN Media, and more importantly is owned 100% and managed by Mr Karnik, our CEO and Director. From time to time, through Numerity, he has assisted our Company by advancing cash to pay urgent bills, providing engineering development and design services through Numerity engineering contractors, and, in this case, by offering us the use of Numerity's film library. Because the agreement was verbal from Mr Karnik as president of Numerity to Mr Karnik as president of IN Media, it may not be enforcable, although (i) the verbal agreement was presented to witnesses in the person of Mr Mabey, independent director, and myself, as CFO, and (ii) Mr Karnik, as a major shareholder of IN Media has value to be gained in enhancing IN Media's operational resources in a way that does not diminish the value of an asset owned but under-exploited by Numerity. To protect the Company's interest further, we intend to enter into a formal written agreement to document this arrangement.

3. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 15

We have noted your comment regarding the 145,618 shares of common stock issued as a consequence of the conversion of $30,000 in debt. The issuance of such shares of our common stock was effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act, based on the following: (a) the debt holder confirmed to us that they were

"accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the conversion of the debt and issuance of the shares; (c) the debt holder acknowledged that the shares being issued were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

4. MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 16

We confirm that, since we are an issuer of penny stocks, we will remove the reference to the safe harbor for forward looking statements in all future filings

5. BALANCE SHEETS, PAGE 20

As a result of slower than expected development of commercial activities, the Company was able to renegotiate with Numerity Corporation to modify and amend the terms of the License Agreement thereby extending the period covered by the prepaid maintenance fee. We intend to add the following amended note J PREPAID EXPENSES AND LICENSE FEES to Note 2 of Significant Accounting Policies. "In
November 2008, the Company and Numerity Corporation entered into a license agreement ("License Agreement") under which Numerity agreed to grant the Company a non-exclusive, perpetual license to the software and source code for the design of our IPTV set top box ("STB") including streaming, storage, encoding and billing modules as well as the designs and schematic drawings for the actual STB. The License provided for the first one hundred thousand units to be shipped royalty free, the next one hundred thousand units shipped to be subject to a royalty payment of $50 per unit, and additional units thereafter subject to a royalty payment of $20 per unit. To date the Company has not shipped any STB units, and has therefore not incurred any royalty expense, however, as and when STBs are shipped in future periods, the Company will accrue all royalty obligations payable, and charge the cost of royalties to cost of sales in the periods incurred. Additionally, as part of the License Agreement, Numerity agreed to provide technical support, upgrades and enhancements in exchange for a maintenance fee of $415,000 per annum. The Company capitalized the maintenance fee as a prepaid license expense, and amortizes the prepayment in installments over the term of the maintenance agreement. On June 30, 2010 the Company renegotiated the terms of the License Agreement such that Numerity would provide technical support through June 30, 2011 for no additional charge, and the amortization rate was adjusted to amortize the remaining prepaid balance in equal installments over the year ended June 30, 2011. " We will file an Amended Form 10-K to include this additional information.

6. BALANCE SHEETS, PAGE 20

In order to regularize a de facto extended credit arrangement between IN Media and Numerity Corporation, we have obtained a formal agreement from Numerity Corporation, effective as of December 31, 2010, agreeing to interest-free, revolving credit terms of one year and one day on all amounts due to Numerity. This extended credit can be terminated at any time subject to either party giving notice to the other, and subject to repayment of the balance being made one year and one day after receipt of notice. We will file an Amended Form 10-K and include this additional information as an additional Note to the Accounts.

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7. STATEMENTS OF CASH FLOW, PAGE 22

You have raised an interesting question. This entry was previously reported in our 2009 Form 10-K and described therein as accumulated deficit under cash flows from Financing activities. This information was provided by a contractor who is no longer involved with the Company, nor able to explain the entry. On review this appears to be an adjustment to accumulated deficit in connection with the merger. We will file an Amended Form 10-K and amend the Statement of cash Flows to report this item as a non cash entry described as Adjustment to accumulated deficit at date of merger.

8. STATEMENTS OF SHAREHOLDERS' EQUITY AND RETAINED EARNINGS, PAGE 23

We confirm that in our Amended Form 10-K we will treat changes in Loan from Director as a financing activity in our amended Statement of Cash Flows as well as any other impacted disclosures.

9. (H) CONVERTIBLE DEBT INSTRUMENTS, PAGE 26

Following further consideration, and discussion with Kevin Stertzel regarding the treatment of our convertible debt under ASC 470, we note your concerns, but request that you consider an exemption in our case due to the following circumstances:

A The cost of the fair valuation requirements exceeds the benefits of splitting the debt and equity components given (i) the short terms of the notes (9 months max), and (ii) the relatively small expected equity discount components in relation to total equity outstanding at December 31, 2010.

B While the Convertible Note is a dual instrument it is structured so that the duel elements do not exist at the same time. For the first six months we have the option to repay the note. For the next three months the noteholder has the option to convert the note.

C The issuance of these notes is structured from the start as a form of sale of restricted common stock with risk protection built in for the purchaser. Until we generate profit from operations, or file an S-1, the issuance of these notes is providing the funding we need to continue operations. There is no ability (or intent) to repay the notes and so we would argue that the dual components are not relevant.

D The Convertible notes are all short term, due and payable (or convertible) within nine months of the purchase date.

10. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 29

We have noted your comment and confirm that our principal executive officer and principal financial officer evaluated our disclosure control and procedures as of the end of the period covered by our report on Form 10-K and our management conclusion on our effectiveness is based on the entire definition of disclosure control and procedures as set forth in Securities Exchange Act of 1934 rules 13a-15(e) and 15d-15(e). In addition, in our amendment and in our future disclosures we will include the entire appropriate definition in the disclosure.

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11. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING,
    PAGE 29 - 1 OF 2

We have noted your comment and will revise the disclosure as noted in response to Comment 10 above. In addition, the disclosure in Form 10-K noted the following deficiencies that may occur upon achieving a significant growth in transactions: INSUFFICIENT RESOURCES: We have an inadequate number of personnel with requisite expertise in the key functional areas of finance and accounting. INADEQUATE SEGREGATION OF DUTIES: We have an inadequate number of personnel to properly implement control procedures. LACK OF AUDIT COMMITTEE & OUTSIDE DIRECTORS ON THE COMPANY'S BOARD OF DIRECTORS: We do not have a functioning audit committee or outside directors on our board of directors, resulting in lack of independent oversight in the establishment and monitoring of required internal controls and procedures.

As noted, these prospective deficiencies would only arise in the event of a significant growth in transactions. As that has not occurred as yet and we realize that it may be confusing to the reader, this disclosure will be deleted in any subsequent amendment.

Currently, as a small development stage company, we maintain our internal controls through a segregation of duties between the Chief Executive Officer and Chief Financial Officer. For example, all incoming supplier invoices are delivered direct to the Accounting department (our Chief Financial Officer) for recording in the books, checking, and processing. The Chief Financial Officer must submit all payment requests to the Chief Executive Officer for approval, allocation of cash and presentation of a check for mailing to the payee. The Chief Financial Officer conducts regular reconciliations of the bank account to make sure that all receipts and disbursements have been identified, supported by appropriate documentation and payment approvals, and the transactions are matched to postings in the books of account.

Accordingly, we confirm that our principal executive officer and principal financial officer evaluated our disclosure control and procedures as of the end of the period covered by our report on Form 10-K and our management concluded that our internal control over financial reporting is effective.

12. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 29 - 2 OF 2

We have noted your comment, and, as discussed in response to Number 11, our disclosure was predicated only if there was a significant growth in transactions. As that has not occurred as yet and we realize that it may be confusing to the reader, this disclosure will be deleted in any subsequent amendment. Thus, in the current state of the Company's development, we were able to conclude that our disclosure controls and procedures were effective.

13. CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING, PAGE 30.

We have noted your comment, and, as discussed in response to Number 11, our disclosure was predicated only if there was a significant growth in transactions. As that has not occurred as yet and we realize that it may be confusing to the reader, the disclosure regarding actions to be taken when such development occurs is premature and will be deleted in any subsequent amendment and the amendment will clearly state that no changes have been made to the internal controls over financial reporting.

14. COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT, PAGE 33.

We have receipts from edgar-postmaster@sec.gov indicating acceptance of our filings of form 3, 4 and 5 for Mr Karnik and Forms 3 @ 5 for Messrs Mabey and Westbrook. We have checked with Edgar on line and verified that we can see the reports. If requested, we can send you copies of the Acceptance notifications from Edgar postmaster.

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15. EXECUTIVE COMPENSATION, PAGE 33

In pursuit of information to provide a response to your first comments we researched our records and discussed our data with Mr Karnik, who, by virtue of his relatively long and personal period of involvement with the Company, is familiar with the history and events. In the case of the previously reported compensation for 2009 and 2010 he now wishes to correct the fact that we reported the compensation as his, since the underlying charges and billing were raised by, and payable to, Numerity Corporation, and not Mr Karnik. Since Mr Karnik is the owner of Numerity Corporation, we continued to disclose the fact that this compensation was paid, but to a company of which Mr Karnik is owner. In relation to the year 2008, Mr Karnik advises that he did not receive any bonus, and especially no bonus of $11,770. Mr. Karnik joined the board of Tres Estrellas in April 2009 and the reverse merger was completed in November 2009. He was not part of Tres Estrellas in 2008. We have checked our records and are unable to find any record of such a bonus and have therefore concluded that the reported bonus was an error that occurred prior to the merger and prior to the introduction of our current internal controls and procedures.

The Company hereby acknowledges:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Nitin Karnik
----------------------------
Nitin Karnik
Chief Executive Officer

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